                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                 DST SYSTEMS, INC.
                                  (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                           (Title of Class of Securities)

                                   233326107
                                 (CUSIP Number)

                          Danny R. Carpenter, ESQ.
                               920 Main Street
                         Kansas City, Missouri 64105
                                [816-] 218-2403
                          [816-] 218-2450 [facsimile]

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JUNE 28, 2000
             (Date of Event Which Requires Filing of This Statement)

CUSIP NO.:  233326107            Schedule 13D                  July 10, 2000


1) NAME OF REPORTING PERSONS: Stilwell Financial Inc. and Stilwell Management, Inc.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not Applicable.

3)   SEC USE ONLY:

4)   SOURCE OF FUNDS:  OO.

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): Not Applicable.

6)   PLACE OF ORGANIZATION:  Delaware.

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSONS WITH:
7)   SOLE VOTING POWER:  None.

8)   SHARED VOTING POWER:  20,281,526.

9)   SOLE DISPOSITIVE POWER:  None.

10)  SHARED DISPOSITIVE POWER:  20,281,526.

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSONS:  20,281,526
     shares.

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
    43,220 shares beneficially owned by the directors and executive officers of the Reporting Persons.

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  32.3%.

14)  TYPE OF REPORTING PERSONS:  CO.

CUSIP NO.:  233326107           Schedule 13D               July 10, 2000

ITEM 1.   SECURITY AND ISSUER.

               The class of equity securities to which this Schedule relates is the common stock, $0.01 par value per share (the "Common Stock"), of DST Systems, Inc., a Delaware corporation (the "Issuer").

               The principal executive office of the Issuer is 333 West 11th Street, Fifth Floor, Kansas City, Missouri 64105.

ITEM 2.   IDENTITY AND BACKGROUND.

               This Schedule is being filed by Stilwell Financial Inc. ("Stilwell"), a Delaware corporation, and Stilwell Management, Inc. ("SMI"), a Delaware corporation (jointly the "Reporting Persons").

               Stilwell is a holding company with operations in the financial services business. The principal executive office of Stilwell is located at 920 Main Street, Kansas City, Missouri 64105.

               SMI is a corporation with operations in the financial asset management business and is a wholly owned subsidiary of Stilwell. The principal executive office of SMI is located at 210 University Boulevard, Suite 900, Denver, Colorado 80206.

               Neither the Reporting Persons nor any of their directors or executive officers hereinafter listed has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               Neither the Reporting Persons nor any of their directors or executive officers hereinafter listed has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          DIRECTORS AND EXECUTIVE OFFICERS

               Each of the directors and executive officers of the Reporting Persons, whose names appear below, is a citizen of the United States of America, and is principally employed by the Reporting Persons in the capacities shown, except as otherwise indicated.

               Stilwell
               --------

               The business address of the directors and executive officers of Stilwell is 920 Main Street, Kansas City, Missouri 64105.

          Directors (excluding executive officers who are directors)

          P.F. Balser         Managing Partner, Generation Partners L.P.

          J.E. Barnes         Retired

          M.I. Sosland        Chairman, Sosland Companies, Inc.,
                              Chairman, Sosland Publishing Company


          Executive Officers

          L.H. Rowland        Chairman of the Board, President, Chief
                              Executive Officer and Director

          T.H. Bailey         Chairman, President and Chief Executive
                              Officer of Janus Capital Corporation

          J.D. Monello        Vice President and Chief Operating Officer

          D.R. Carpenter      Vice President and Secretary

          A.P. McCarthy       Vice President - Finance

          G.E. Royle          Vice President - Legal

          D.E. Nickerson      Vice President and Controller

               SMI
               ---

                The business address of the directors and executive officers of SMI is 210 University Boulevard, Suite 900, Denver, Colorado 80206.

          Directors (excluding executive officers who are directors)

          L. H. Rowland       Chairman of the Board of Directors,
                              President and Chief Executive Officer of
                              Stilwell

          J.D. Monello        Vice President and Chief Operating Officer
                              of Stilwell

          D.R. Carpenter      Vice President and Secretary of Stilwell


          Executive Officers

          J.R. Thompson       President, Chief Executive Officer and Director

          D.G. Mertens        Senior Vice President

          A.J. Iseman         Vice President - Operations

          D.J. Schultz        Vice President - Finance, Treasurer and Chief
                              Financial Officer

          J.M. Teague         Vice President - Administration and Secretary

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Stilwell is a wholly-owned subsidiary of Kansas City Southern Industries, Inc. ("KCSI"). All of the shares of Stilwell are to be distributed by KCSI on July 12, 2000 on a pro rata basis to the shareholders of record of KCSI on June 28, 2000 (the "Spin-off"). The Common Stock formerly owned by KCSI was transferred prior to the Spin-off and is now owned by SMI, a wholly owned subsidiary of Stilwell. The shares of Common Stock owned by the directors and executive officers of the Reporting Persons were purchased with personal funds.

ITEM 4.   PURPOSE OF TRANSACTION.

               The Reporting Persons and their directors and executive officers hold the Common Stock for investment purposes, but each reserves the right to exercise any and all rights and privileges as stockholders of the Issuer in a manner consistent with the Reporting Persons' or their directors' and executive officers' respective own best interests, to purchase or sell the Common Stock or other securities of the Issuer, and to communicate with management of the Issuer, other stockholders of the Issuer or others and/or to participate, alone or with others, in various plans, proposals or transactions respecting the Issuer or the Reporting Persons' or their directors' and officers' Common Stock.

               Except as set forth in this Schedule, the Reporting Persons and their directors and executive officers have no present plans or intentions that relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, as previously noted, the Reporting Persons and their directors and executive officers reserve the right to change their intentions with respect to such matters.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     SMI directly holds 20,281,526 shares of Common Stock. SMI is wholly owned by Stilwell.

     REPORTING PERSONS

     (a)  The responses to Items 11 and 13 of the inside cover page of this
          Schedule 13D are hereby incorporated by reference in response to paragraph (a) of this Item 5. The percentage of the outstanding Common Stock was calculated based upon the shares shown outstanding on the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2000.

     (b) The responses to Items 7, 8, 9 and 10 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to paragraph (b) of this Item 5.

     (c) The Reporting Persons have had the following transactions in the Common Stock during the 60 days prior to the date of this Schedule:

               None.

     (d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock.

     (e)  Not applicable.


                          DIRECTORS AND EXECUTIVE OFFICERS

Name              Total   Percent    Voting    Power   Dispositive   Power
                  Owned   of Class    Sole     Shared     Sole       Shared
                  -----   --------    ----     ------     ----       ------

Stilwell (excluding executive officers who are not directors)
--------
Barnes                0    <F1>            0        0         0           0

Balser           15,500    <F1>       15,500        0    15,500           0

Sosland           6,400    <F1>            0    6,400         0       6,400

Executive Officers

Rowland          20,070    <F1>       20,070        0    20,070            0

Monello               0    <F1>            0        0         0            0

Bailey                0    <F1>            0        0         0            0

Carpenter           250    <F1>            0      250         0          250

McCarthy            500    <F1>          500        0       500            0

Royle               500    <F1>            0      500         0          500

Nickerson             0    <F1>            0        0         0            0

SMI (excluding executive officers who are not directors)
---
Rowland          20,070    <F1>       20,070        0    20,070            0

Monello               0    <F1>            0        0         0            0

Carpenter           250    <F1>            0      250         0          250

Executive Officers

Thompson              0    <F1>            0        0         0            0

Mertens               0    <F1>            0        0         0            0

Iseman                0    <F1>            0        0         0            0

Schultz               0    <F1>            0        0         0            0

Teague                0    <F1>            0        0         0            0

<F1>       Less than one percent.

               None of the above named directors or executive officers have had any transactions in the Common Stock during the 60 days prior to the date of this Schedule.

               No person, other than the respective directors or executive officers, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock beneficially owned by such director or officer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               The Reporting Persons and their directors and executive officers currently has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A - Joint Filing Undertaking.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   July 10, 2000

SIGNATURE: /s/ Danny R. Carpenter
           -------------------------------
           Danny R. Carpenter
           Stilwell Financial Inc.
           Vice President and Secretary

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  July 10, 2000

SIGNATURE: /s/ David J. Schultz
           --------------------------------
           David J. Schultz
           Stilwell Management, Inc.
           Vice President - Finance,
           Treasurer and Chief Financial
           Officer


                                  Exhibit A

                          JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunder, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:   July 10, 2000

STILWELL FINANCIAL INC.                   STILWELL MANAGEMENT, INC.


By:/s/ Danny R. Carpenter                    By: /s/ David J. Schultz
   ----------------------------              --------------------------------
   Danny R. Carpenter                        David J. Schultz
   Vice President and Secretary              Vice President - Finance,
                                             Treasurer and Chief Financial
                                             Officer